Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

(in thousands, except ratios)

	Successor Company						Predecessor Company
	For the six months ended June 30,		For the period from February 1 to June 30,		For the period from February 1 to December 31,		For the period from January 1 to January 31,	For the year ended December 31,
	2013		2012		2012		2012	2011	2010	2009	2008
Excluding interest on deposits
Income before income taxes	$(309)		$140		$307		$799	$1,156	$(4,811)	$(1,542)	$(1,380)
Fixed charges:
Interest expense, excluding interest on deposits	637		518		1,084		103	743	204	267	255
Interest within rent expense	469		331		728		62	87	6	26	26

Total fixed charges	1,106		849		1,812		165	830	210	293	281

Total earnings and fixed charges	$797		$989		$2,119		$964	$1,986	$(4,601)	$(1,249)	$(1,099)

Total fixed charges, as above	$1,106		$849		$1,812		$165	$830	$210	$293	$281
Preferred stock dividends	1,748		994		2,191		199	296	—	—	—

Total fixed charges and preferred stock dividends	$2,854		$1,844		$4,003		$364	$1,126	$210	$293	$281

Ratio of earnings to fixed charges	(a	)	(a	)	(a	)	2.65	1.76	(a )	(a )	(a )

Including interest on deposits
Total earnings and fixed charges, as above	$797		$989		$2,119		$964	$1,986	$(4,601)	$(1,249)	$(1,099)
Add: Interest on deposits	2,921		2,457		5,086		530	2,035	977	1,642	2,529

Total earnings and fixed charges	$3,718		$3,446		$7,205		$1,494	$4,021	$(3,624)	$393	$1,430

Fixed charges, as above	$1,106		$849		$1,812		$165	$830	$210	$293	$281
Add: Interest on deposits	2,921		2,457		5,086		530	2,035	977	1,642	2,529

Total fixed charges, including interest on deposits	4,027		3,306		6,898		695	2,865	1,187	1,935	2,810
Preferred stock dividends	1,748		994		2,191		199	296	—	—	—

Total fixed charges and preferred stock dividends	$5,775		$4,301		$9,089		$894	$3,161	$1,187	$1,935	$2,810

Ratio of earnings to fixed charges	(a	)	(a	)	(a	)	1.67	1.27	(a )	(a )	(a )

(a)	Ratio is less than one, therefore, earnings are inadequate to cover fixed charges. The dollar amount of the deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits.

	Successor Company			Predecessor Company
	For the six months ended June 30,	For the period from February 1 to June 30,	For the period from February 1 to December 31,	For the period from January 1 to January 31,	For the year ended December 31,
	2013	2012	2012	2012	2011	2010	2009	2008
Coverage deficiency	$(2,057)	$(854)	$(1,884)	$—	$—	$(4,811)	$(1,542)	$(1,380)